October 22, 2010

Jonathan M. Kopcsik, Esq.
Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, Pennsylvania   19103-7098

Re: The Bennett Global Funds
          File Numbers: 333-169582 and 811-22478

Dear Mr. Kopcsik:

        We have reviewed the registration statement of The Bennett Global Funds (the
"Trust") filed on September 24, 2010 on Form N-1A under the Securities Act of 1933
(the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act").

        Our comments are set forth below. The captions we use below correspond to the
captions the Trust uses in its registration statement.

General Comments

        1. Please state in your response letter whether FINRA will, or has reviewed the
terms and arrangements of the offering.

        2. Please supply the undersigned with copies of any exemptive application and
any no-action requests the Fund has submitted, or will submit, in connection with
registration of its shares.

        3. Please review and revise the prospectus where necessary so as to conform to
the Commission's plain English requirements of Rule 421 under Regulation C under the
Securities Act of 1933. *See* Office of Investor Education and Assistance, U.S. Securities
and Exchange Commission, A Plain English Handbook (1998).

        4. Since the name of the Trust has "global" in its name, each of the series should
have a global investment policy, i.e., each series will invest at least 40% of its assets in
securities of foreign companies and in no less than three different countries.

Prospectus

Table of Contents

5. The paragraph at the bottom of the Table of Contents page should be condensed to one brief sentence and moved to the front cover page.

FUND SUMMARIES

The Bennett Conservative Fund

Fees and Expenses

6. Change the caption "Management fees/Administration fees" to just "Management Fees". In the alternative, you may show "Administrative Fees" as a separate line item under "Other Expenses".

7. In the parentheses following "Acquired Fund Fees and Expenses", change "Conservative Series Expenses" to "Master Fund" and insert the parenthetical immediately after "Acquired Fund".

8. Change footnote 1 to the fee table to a simple statement that the table and example reflect the expenses of both the feeder and master funds.

9. Delete the final two sentences in footnote 2 to the fee table and add a statement that the master fund's expenses and fees are based on estimated amounts for the current fiscal year. Also add a clarification that the total annual fund operating expenses in the fee table will not correlate to the ratio of expenses to average expenses in the Financial Highlights table, which reflects the operating expenses of the fund and does not include the Master Fund's fees and expenses. *See* Instructions 3(f)(vi) and (vii) to Item 2 of Form N-1A.

Portfolio Turnover

10. Except for the last sentence, change this paragraph to the wording specified for "Portfolio Turnover" in Item 3 of Form N-1A.

Principal Investment Strategies

      11. Since the Fund has "conservative" in its name, clarify how the Fund's strategies further a conservative investment policy. Amplify the disclosure to explain what the Fund considers to be a conservative investment policy.

      12. . With respect to your disclosure regarding derivatives, please review your disclosure in light of the recently released guidance from this Division: *Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010)* available at the Commission's website, www.sec.gov.

The Bennett Moderate Fund

      13. With respect to "Fees and Expenses" and "Portfolio Turnover", see Comments 6 through 10 above.

Principal Investment Strategies

      14. The Fund seems to distinguish between lower risk and higher risk Underlying Funds solely by reference to "global liquidity". Clarify what is meant by "global liquidity" and explain why the Fund believes that this should be sole criteria to determine levels of risk.

      15. See Comment 12.

The Bennett Growth Fund

      16. See Comments 6 through 10 above.

Principal Investment Strategies.

      17. See Comment 14.

      18. See Comment 12.

The Bennett Aggressive Growth Fund

      19. See Comments 6 though 10 above,

Principal Investment Strategies

      20. See Comment 14.

      21. See Comment 12.

ADDITIONAL INFORMATION ABOUT THE PRINCIPAL RISKS

22. In your response letter to these comments, please confirm whether the Trust is relying on Section 12(d)(1)(E) of the 1940 Act.

23. In your response letter, please confirm whether the master funds are relying on Section 12(d)(1)(F) of the 1940 Act and Rule 12d1-3 thereunder. If so, disclose that an Underlying Fund is not obligated to redeem more that 1 percent of its outstanding securities held by the master funds in any period of less than 30 days and that this restriction may impinge on the Master Fund's ability to liquidate its portfolio holdings in times of market turmoil.

24. If the Trust or the master funds intend to file a request for exemptive relief, please inform the staff in your response letter the nature of the relief requested.

Statement of Additional Information

INVESTMENT STRATEGIES AND RISKS

25. Some investments and investment practices described here are not mentioned in the prospectus. To the extent that the Fund intends to engage in such investments and practices so that they might materially affect the performance of the Fund, the decision of an investor to purchase shares, or otherwise alter the Fund's risk profile such investments and practices, and their accompanying risks, should be discussed in the prospectus.

INVESTMENT ADVISER AND OTHER SERVICE PROVIDERS

26. Disclose when and where the Adviser was organized.

Notwithstanding our comments, please furnish a letter acknowledging that:

> The Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

> should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

> the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions prior to filing a pre-effective amendment, please direct them to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel